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CORPORATE AND SECURITIES LAWYERS

Reply Attention of	Konrad Malik
Direct Tel.	604-648-1671
Mail Address	kmalik@wlmlaw.ca
Our File No.	1079-1

April 19, 2011

VIA EDGAR

Securities and Exchange Commission 100 F. Street, NE Washington, D.C. 20549-7410

Attention:	Sirimal R. Mukerjee Division of Corporate Finance

Dear Sirs:

Re:	Golden Global Corp. ("the Company")
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-169757
Filed April 1, 2011

We are the solicitors for the Company. We refer to your letter of April 12, 2011 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed April 1, 2011. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Amendment No. 4 to Registration Statement on Form S-1 filed April 1, 2011

Directors and Officers, page 51

1.

We note your response to comment 2 in our letter dated March 22, 2011. Please revise your disclosure to describe in greater detail and to provide support for the claim that Mr. Hope has "over forty years of mining experience in both exploration and placer mine production."

Response: The Company has revised disclosure on Mr. Hope’s business experience accordingly in the Form S-1/A filed concurrently with this response.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/ Konrad Malik

Konrad Malik

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